Exhibit 99.1
LDK Solar Signs a Ten-Year Wafer Supply Agreement with Moser Baer Photo Voltaic Ltd.
XINYU CITY, China and SUNNYVALE, Calif., April 2, 2008, LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today announced that it has signed a ten-year contract which is a blend of “Take or Pay” linked with market-based pricing to supply multicrystalline solar wafers to India-based Moser Baer Photo Voltaic Limited (MBPV), a subsidiary of Moser Baer India Limited (MBI).
Under the terms of the agreement, LDK Solar will deliver 640 MW of multicrystalline solar wafers to MBPV over a ten-year period commencing in mid 2008 through 2017. MBPV will make a suitable advance payment reflecting the contract value to LDK Solar.
“The supply agreement with Moser Baer reflects the strong interest we continue to encounter for our high quality solar wafers,” stated Xiaofeng Peng, Chairman and CEO. “We are excited to extend our business into an emerging market such as India, as we continue to diversify our market coverage and grow our customer list.”
“We are very pleased to enter into this mutually equitable agreement with LDK Solar to secure quality solar wafers,” commented Ravi Khanna, Chief Executive, Moser Baer Photo Voltaic Limited. “We look forward to a long-term relationship with LDK Solar as we work towards rapidly increasing our scale of operations and capacity to assume leadership position.”
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the Company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The Company’s office in the United States is located in Sunnyvale, California.
About Moser Baer Photo Voltaic Ltd.
Moser Baer Photo Voltaic incorporated in New Delhi, a wholly owned subsidiary of Moser Baer India Ltd, in the business of photovoltaic (PV) cells and modules. MBPV plans to manufacture solar cells and modules by straddling multiple technologies including crystalline silicon, concentration, nano technology and thin films. The manufacturing facilities are housed in a renewable energy SEZ at Greater Noida. Website: www.moserbaerpv.in
The parent company Moser Baer India Limited is the second largest manufacturer of optical storage media in the world and has business interests in Solar Energy, Entertainment and IT Peripherals & Consumer Electronics. MBIL reported revenues of almost Rs 2,000 cr in FY07. Please also see www.moserbaer.in; www.moserbaerpv.in
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. These statements are based upon information available to LDK’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties.

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The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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